Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

RECEIVED
2004 OCT 18 A 11:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 October 2004

**SEC No. 82-34679**

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

04045477

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

September 7th, 8th, 14th, 14th 15th, 16th, 17th, 17th, 23rd, 24th, 27th, 28th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

PROCESSED
OCT 18 2004
THOMSON
FINANCIAL

**Andrea Macqueen**
*Deputy Company Secretary*

Encs.

82-34679



**Stock Exchange Announcement**

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

## William Hill PLC - Purchase of Own Shares

RNS Number:6654C
William Hill PLC
07 September 2004

7 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6 September it purchased 1,000,000 of its ordinary shares of 10 pence each at an average price of 525.53 pence per share. The highest price and lowest price paid for these shares were 530.00 pence and 518.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 406,536,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

| | |
|---|---|
| Tom Singer, Group Finance Director | Tel: 020 8918 3952 |
| William Cullum/ Deborah Spencer, Brunswick | Tel: 020 7404 5959 |

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUAGBUPCGMQ

**82-34679**

**Stock Exchange Announcement**

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

## William Hill PLC - Purchase of Own Shares

RNS Number:7155C
William Hill PLC
08 September 2004

8 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 7 September it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 526.00 pence per share. The highest price and lowest price paid for these shares were 527.00 pence and 525.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 406,336,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959



END
POSUUUCPBUPCGMM

**Stock Exchange Announcement**

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

## William Hill PLC - Purchase of Own Shares

RNS Number:9155C
William Hill PLC
14 September 2004

14 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13 September it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 534.75 pence per share. The highest price and lowest price paid for these shares were 536.00 pence and 532.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 406,136,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUUPCBUPCGMW

82-34679

**Stock Exchange Announcement**

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

## William Hill PLC - Disclosure of Interest

RNS Number:9618C
William Hill PLC
14 September 2004

14 September 2004

Deutsche Bank AG London

13 September 2004

The Company Secretary
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Dear Sir

Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 406,336,111 shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 12,302,630 ordinary shares of William Hill PLC, amounting to 3.03%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany.

If you require any further information concerning this notification, please contact Cheryl Slater or David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

For DEUSTCHE BANK AG LONDON

AUTHORISED SIGNATORY



END
HOLGUURCBUPCGQC

**Stock Exchange Announcement**



## William Hill PLC - Purchase of Own Shares

RNS Number:9649C
William Hill PLC
15 September 2004

15 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 14 September it purchased 600,000 of its ordinary shares of 10 pence each at an average price of 529.00 pence per share. The highest price and lowest price paid for these shares were 529.00 pence and 529.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 405,536,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952

William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959



END
POSGUUAGBUPCGMC

**Stock Exchange Announcement**

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

## William Hill PLC - Purchase of Own shares

RNS Number:0078D
William Hill PLC
16 September 2004

16 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15 September it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 533.00 pence per share. The highest price and lowest price paid for these shares were 533.00 pence and 533.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 405,386,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959



END
POSGUUMUBUPCGMA

**Stock Exchange Announcement**

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

## William Hill PLC - Purchase of Own Shares

RNS Number:0541D
William Hill PLC
17 September 2004

17 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16 September it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 533.80 pence per share. The highest price and lowest price paid for these shares were 535.00 pence and 533.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 405,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

| | |
|---|---|
| Tom Singer, Group Finance Director | Tel: 020 8918 3952 |
| William Cullum/ Deborah Spencer, Brunswick | Tel: 020 7404 5959 |



END
POSGUUUGBUPCGMQ

82-34679

**Stock Exchange Announcement**

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

## William Hill PLC - Notice of Interest

RNS Number:1140D
William Hill PLC
20 September 2004

20 September 2004

Deutsche Bank AG London

17 September 2004

The Company Secretary
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Dear Sir

Disclosure of interests in shares

Further to our letter of 13 September, and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 406,336,111 shares, Deutsche Bank AG, and its subsidiary companies no longer have a notifiable interest in the ordinary shares of William Hill PLC.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany.

If you require any further information concerning this notification, please contact Cheryl Slater or David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

For DEUSTCHE BANK AG LONDON

AUTHORISED SIGNATORY



END
HOLILFVIARIIFIS

82-34679

**Stock Exchange Announcement**

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

## William Hill PLC - Purchase of Own Shares

RNS Number:2409D
William Hill PLC
23 September 2004

23 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 22 September it purchased 500,000 of its ordinary shares of 10 pence each at an average price of 545.00 pence per share. The highest price and lowest price paid for these shares were 550.00 pence and 540.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 404,736,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959



END
POSPUUGGBUPCGMP

82-34679

**Stock Exchange Announcement**

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

## William Hill PLC - Purchase of Own Shares

RNS Number:2893D
William Hill PLC
24 September 2004

24 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 23 September it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 534.60 pence per share. The highest price and lowest price paid for these shares were 538.00 pence and 530.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 404,486,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

| | |
|---|---|
| Tom Singer, Group Finance Director | Tel: 020 8918 3952 |
| William Cullum/ Deborah Spencer, Brunswick | Tel: 020 7404 5959 |

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUBABUPCGQW

**Stock Exchange Announcement**

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

## William Hill PLC - Purchase of Own Shares

RNS Number:3379D
William Hill PLC
27 September 2004

27 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 24 September it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 534.50 pence per share. The highest price and lowest price paid for these shares were 534.50 pence and 534.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 404,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959



END
POSPUUWUBUPCGMC

**Stock Exchange Announcement**

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

## William Hill PLC - Purchase of Own Shares

RNS Number:3916D
William Hill PLC
28 September 2004

28 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 27 September it purchased 500,000 of its ordinary shares of 10 pence each at an average price of 532.50 pence per share. The highest price and lowest price paid for these shares were 532.50 pence and 532.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 403,736,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959



END
POSPUUAUBUPCGMM